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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

DOVER INVESTMENTS CORPORATION (Name of Subject Company (Issuer))
THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST DOVER ACQUISITION CORP. FREDERICK M. WEISSBERG (Names of Filing Persons (Offeror))
Class A Common Stock, par value $0.01 per share Class B Common Stock, par value $0.01 per share (Title of Class of Securities)
Class A Common Stock—260152103 Class B Common Stock—260152202 (CUSIP Number of Class of Securities)

Frederick M. Weissberg, Trustee
The Lawrence Weissberg Revocable Living Trust
100 Spear Street, Suite 520
San Francisco, California 94105
(415) 777-0533
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copies to: Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, California 94105 (415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$17,904,903.00	$2,268.55

*
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding shares of the subject company not already beneficially owned by Dover Acquisition Corp. at $30.50 in cash per share and 522,810 such shares of Class A Common Stock outstanding and 64,236 such shares of Class B Common Stock outstanding as of September 22, 2004.

**
The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 issued by the Securities and Exchange Commission on January 26, 2004. Such fee equals .0127 percent of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	2,268.55	Filing Party:	The Lawrence Weissberg Revocable Living Trust
Form or Registration No.:	005-12078	Date Filed:	9/23/2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☒
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

        Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO initially filed with the Securities and Exchange Commission on September 23, 2004, by the Lawrence Weissberg Revocable Living Trust (the "Trust"), Dover Acquisition Corp. (the "Purchaser"), and Messrs. Lawrence and Frederick M. Weissberg. Purchaser has made an offer to purchase all outstanding shares of Class A common stock, par value $.01 per share (the "Class A Stock"), and shares of Class B common stock, par value $.01 per share (the "Class B Stock"), of Dover Investments Corporation, a Delaware corporation ("Dover") (the Class A Stock and the Class B Stock collectively, the "Shares"), not owned by Purchaser at a purchase price of $30.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2004 (the "Offer to Purchase"), and in the related Letters of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Offer to Purchase.

Items 1 through 9 and 11.

        Items 1 through 9 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

        (1)   The Offer to Purchase, in the sixteenth paragraph under "Special Factors—Position of the Trust, the Purchaser and Mr. Frederick Weissberg Regarding Fairness of the Offer and the Merger," is hereby amended by replacing such paragraph in its entirety with the following:

          "As discussed above, the Offer Price was determined by Mr. Frederick Weissberg, acting on behalf of the Trust after consideration of the bid quotations available for the Dover Class A Stock and the Dover Class B Stock and in light of his personal judgment as to an Offer Price which would be attractive to both the Trust and the Unaffiliated Stockholders. Accordingly, none of the Trust, the Purchaser nor Mr. Frederick Weissberg considered Dover's net book value, going concern value or liquidation value to be relevant or material to their beliefs regarding the financial and procedural fairness under the circumstances of the Offer and the Merger to the unaffiliated holders of Dover Common Stock. Their beliefs in this regard are discussed in factors (i) through (x) above. Specifically, in their opinion none of Dover's book value per Share, Dover's going concern value per Share nor Dover's liquidation value per Share accurately reflects the value of the Shares held by the Unaffiliated Stockholders, which Shares represent a minority interest that is generally illiquid due the relatively small number of holders of Dover Common Stock and the limited trading volume. Furthermore, because the Trust has been unwilling to sell its Dover Shares to a third party or liquidate Dover, none of the Trust, the Purchaser or Mr. Frederick Weissberg view the net book value, going concern value and liquidation value of Dover as relevant or material in determining the price to be offered for the Shares held by the Unaffiliated Stockholders in the context of the Offer. In considering the fairness of the Offer and the Merger, the Trust, the Purchaser and Mr. Weissberg were aware that the basic book value per Share of Dover at June 30, 2004, was $38.30 and that the diluted book value per Share of Dover at June 30, 2004, was $37.52, both of which amounts are greater than the Offer Price of $30.50 per Share. The Trust, the Purchaser and Mr. Weissberg did not have access to any going concern valuation or established liquidation valuation for Dover and, for the reasons expressed above, they did not consider performing or commissioning a going concern valuation or liquidation analysis of Dover."

        (2)   The Offer to Purchase, in item (iv) of "Special Factors—Position of the Trust, the Purchaser and Mr. Frederick Weissberg Regarding Fairness of the Offer and the Merger", is hereby amended by adding the following to the end of such item:

  "Further, meaningful procedural protection is provided by the fact that the Special Committee (which includes all the non-employee directors of Dover), which was formed and granted authority by Dover's Board of Directors to evaluate and negotiate the terms of the Offer, to make a recommendation to stockholders and to hire independent legal and financial advisors, has considered and taken a neutral position with respect to the Offer. See "—Position of Dover Regarding Fairness of the Offer and the Merger." In light of the authority granted to the Special Committee and its retention of independent legal and financial advisors, the Special Committee did not retain an unaffiliated representative to act solely on behalf of the Unaffiliated Stockholders for purposes of negotiating the terms of the Offer and/or preparing a report concerning the fairness of the transaction. For the same reasons, the Trust, the Purchaser and Mr. Frederick Weissberg believe that retention of such an unaffiliated representative was not necessary to provide meaningful procedural protection to the Unaffiliated Stockholders."

        (3)   The Offer to Purchase, in "Special Factors—Position of Dover Regarding Fairness of the Offer and the Merger", is hereby amended by inserting the words "do not" after "SEC" and before the word "require" in the first sentence thereof.

        (4)   The Offer to Purchase, in "The Tender Offer—13. Certain Conditions to the Offer", is hereby amended by replacing the words "payment for" with the words "acceptance for payment of" in the last sentence of the first paragraph thereof.

        (5)   The Offer to Purchase, in "The Tender Offer—13. Certain Conditions to the Offer", is hereby amended further by inserting the words "prior to the expiration of the Offer" after the phrase "at any time and from time to time" in the first sentence of the first full paragraph following condition (i) thereof.

        (6)   The Offer to Purchase, in "The Tender Offer—13. Certain Conditions to the Offer", is hereby amended further by inserting the words "prior to the expiration of the Offer" at the end of second sentence of the first full paragraph following condition (i) thereof.

Item 12. Exhibits

(a)(1)(i)	Offer to Purchase dated September 23, 2004.*
(a)(1)(ii)	Letter of Transmittal for Class A Common Stock.*
(a)(1)(iii)	Letter of Transmittal for Class B Common Stock.*
(a)(1)(iv)	Notice of Guaranteed Delivery.*
(a)(1)(v)	Letter from the Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form-9.*
(a)(1)(viii)	Letter to Stockholders of Dover Investments Corporation from the Purchaser.*
(a)(1)(ix)	Text of Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on September 23, 2004.*
* Previously filed.

(a)(5)(i)	Complaint of Daniel F. Raider, Civil Action No. 443-N, filed in the Court of Chancery of the State of Delaware on May 20, 2004.*
(a)(5)(ii)	Complaint of Anthony Chiarenza, Civil Action No. 203-N, filed in the Court of Chancery of the State of Delaware on February 3, 2004.*
(a)(5(iii)	Letter, dated January 27, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*
(a)(5)(iv)	Letter, dated August 6, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*
(b)	None.
(d)(i)	Agreement by and between Leeward Capital, L.P., Leeward Investments, LLC, Eric Von der Porten and Dover Acquisition Corp., dated as of September 22, 2004.*
(d)(ii)	Consulting Agreement by and between The Lawrence Weissberg Revocable Living Trust and Mr. Britt Evans, dated February 9, 2004.*
(d)(iii)	Form of Dover Acquisition Corp. Subscription Agreement, dated September 22, 2004.*
(d)(iv)	Form of Special Committee Option Termination Agreement, dated September 22, 2004.*
(d)(v)	Kleczek Option Termination Agreement, dated September 22, 2004.*
(d)(vi)	Durable Power of Attorney, executed by Mr. Lawrence Weissberg, dated May 9, 2000.*
(g)	None.
(h)	None.

*
Previously filed.

Item 13. Information Required by Schedule 13E-3

        The offer constitutes a "going-private" transaction within the meaning of Rule 13e-3. As such, the following sets forth that information required by Schedule 13E-3 that has not already been set forth above in Items 1-12 of this Schedule TO.

  Items 1 through 12, 14 and 15 of Schedule 13E-3.

        Items 1 through 12, 14 and 15 of the Schedule 13E-3, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

        (1)   The Offer to Purchase, in the sixteenth paragraph under "Special Factors—Position of the Trust, the Purchaser and Mr. Frederick Weissberg Regarding Fairness of the Offer and the Merger," is hereby amended by replacing such paragraph in its entirety with the following:

          "As discussed above, the Offer Price was determined by Mr. Frederick Weissberg, acting on behalf of the Trust after consideration of the bid quotations available for the Dover Class A Stock and the Dover Class B Stock and in light of his personal judgment as to an Offer Price which would be attractive to both the Trust and the Unaffiliated Stockholders. Accordingly, none of the Trust, the Purchaser nor Mr. Frederick Weissberg considered Dover's net book value, going concern value or liquidation value to be relevant or material to their beliefs regarding the financial and procedural fairness under the circumstances of the Offer and the Merger to the unaffiliated holders of Dover Common Stock. Their beliefs in this regard are discussed in factors (i) through (x) above. Specifically, in their opinion none of Dover's book value per Share, Dover's going concern value per Share nor Dover's liquidation value per Share accurately reflects the value of the Shares held by the Unaffiliated Stockholders, which Shares represent a minority interest that is generally illiquid due the relatively small number of holders of Dover Common Stock and the limited trading volume. Furthermore, because the Trust has been unwilling to sell its Dover Shares to a third party or liquidate Dover, none of the Trust, the Purchaser or Mr. Frederick Weissberg view the net book value, going concern value and liquidation value of Dover as relevant or material in determining the price to be offered for the Shares held by the Unaffiliated Stockholders in the context of the Offer. In considering the fairness of the Offer and the Merger, the Trust, the Purchaser and Mr. Weissberg were aware that the basic book value per Share of Dover at June 30, 2004, was $38.30 and that the diluted book value per Share of Dover at June 30, 2004, was $37.52, both of which amounts are greater than the Offer Price of $30.50 per Share. The Trust, the Purchaser and Mr. Weissberg did not have access to any going concern valuation or established liquidation valuation for Dover and, for the reasons expressed above, they did not consider performing or commissioning a going concern valuation or liquidation analysis of Dover."

        (2)   The Offer to Purchase, in item (iv) of "Special Factors—Position of the Trust, the Purchaser and Mr. Frederick Weissberg Regarding Fairness of the Offer and the Merger", is hereby amended by adding the following to the end of such item:

  "Further, meaningful procedural protection is provided by the fact that the Special Committee (which includes all the non-employee directors of Dover), which was formed and granted authority by Dover's Board of Directors to evaluate and negotiate the terms of the Offer, to make a recommendation to stockholders and to hire independent legal and financial advisors, has considered and taken a neutral position with respect to the Offer. See "—Position of Dover Regarding Fairness of the Offer and the Merger." In light of the authority granted to the Special Committee and its retention of independent legal and financial advisors, the Special Committee did not retain an unaffiliated representative to act solely on behalf of the Unaffiliated Stockholders for purposes of negotiating the terms of the Offer and/or preparing a report concerning the fairness of the transaction. For the same reasons, the Trust, the Purchaser and Mr. Frederick Weissberg believe that retention of such an unaffiliated representative was not necessary to provide meaningful procedural protection to the Unaffiliated Stockholders."

        (3)   The Offer to Purchase, in "Special Factors—Position of Dover Regarding Fairness of the Offer and the Merger", is hereby amended by inserting the words "do not" after "SEC" and before the word "require" in the first sentence thereof.

        (4)   The Offer to Purchase, in "The Tender Offer—13. Certain Conditions to the Offer", is hereby amended by replacing the words "payment for" with the words "acceptance for payment of" in the last sentence of the first paragraph thereof.

        (5)   The Offer to Purchase, in "The Tender Offer—13. Certain Conditions to the Offer", is hereby amended further by inserting the words "prior to the expiration of the Offer" after the phrase "at any time and from time to time" in the first sentence of the first full paragraph following condition (i) thereof.

        (6)   The Offer to Purchase, in "The Tender Offer—13. Certain Conditions to the Offer", is hereby amended further by inserting the words "prior to the expiration of the Offer" at the end of second sentence of the first full paragraph following condition (i) thereof.

  Item 16 of Schedule 13E-3. Exhibits

(a), (b), (d) and (g)	This information is provided in Item 12 of this Schedule TO.+
(c)(i)	Valuation Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004. +
(c)(ii)	Discount for Lack of Marketability Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+
(c)(iii)	Sensitivity Chart Prepared by Houlihan Lokey at the Request of the Special Committee, dated August 31, 2004.+
(c)(iv)	Appraisal Report of Jeffrey Miller Appraisal Associates.+
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).+

+
Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST, U/D/T DATED NOVEMBER 25, 1992
/s/ FREDERICK M. WEISSBERG (Signature)
Frederick M. Weissberg, Trustee (Name and Title)
October 5, 2004 (Date)
DOVER ACQUISITION CORP.
/s/ FREDERICK M. WEISSBERG (Signature)
Frederick M. Weissberg, Chairman and President (Name and Title)
October 5, 2004 (Date)
FREDERICK M. WEISSBERG
/s/ FREDERICK M. WEISSBERG (Signature)
Frederick M. Weissberg (Name and Title)
October 5, 2004 (Date)

EXHIBIT INDEX

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated September 23, 2004.*
(a)(1)(ii)	Letter of Transmittal for Class A Common Stock.*
(a)(1)(iii)	Letter of Transmittal for Class B Common Stock.*
(a)(1)(iv)	Notice of Guaranteed Delivery.*
(a)(1)(v)	Letter from the Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form-9.*
(a)(1)(viii)	Letter to Stockholders of Dover Investments Corporation from the Purchaser.*
(a)(1)(ix)	Text of Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on September 23, 2004.*
(a)(5)(i)	Complaint of Daniel F. Raider, Civil Action No. 443-N, filed in the Court of Chancery of the State of Delaware on May 20, 2004.*
(a)(5)(ii)	Complaint of Anthony Chiarenza, Civil Action No. 203-N, filed in the Court of Chancery of the State of Delaware on February 3, 2004.*
(a)(5(iii)	Letter, dated January 27, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*
(a)(5)(iv)	Letter, dated August 6, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*
(b)	None.
(d)(i)	Agreement by and between Leeward Capital, L.P., Leeward Investments, LLC, Eric Von der Porten and Dover Acquisition Corp., dated as of September 22, 2004.*
(d)(ii)	Consulting Agreement by and between The Lawrence Weissberg Revocable Living Trust and Mr. Britt Evans, dated February 9, 2004.*
(d)(iii)	Form of Dover Acquisition Corp. Subscription Agreement, dated September 22, 2004.*
(d)(iv)	Form of Special Committee Option Termination Agreement, dated September 22, 2004.*
(d)(v)	Kleczek Option Termination Agreement, dated September 22, 2004.*
(d)(vi)	Durable Power of Attorney, executed by Mr. Lawrence Weissberg, dated May 9, 2000.*
(g)	None.
(h)	None.

*
Previously filed.

Item 13. Information Required by Schedule 13E-3

  Item 16 of Schedule 13E-3. Exhibits

(a), (b), (d) and (g)	This information is provided in Item 12 of this Schedule TO.+
(c)(i)	Valuation Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+
(c)(ii)	Discount for Lack of Marketability Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+
(c)(iii)	Sensitivity Chart Prepared by Houlihan Lokey at the Request of the Special Committee, dated August 31, 2004.+
(c)(iv)	Appraisal Report of Jeffrey Miller Appraisal Associates.+
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).+

+
Previously filed.

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CALCULATION OF FILING FEE
SIGNATURE
EXHIBIT INDEX